Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	eleazer.klein@srz.com

October 24, 2017

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos Senior Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	EQT Corporation (“EQT” or the “Company”) DFAN14A definitive additional soliciting materials filed on Schedule 14A Filed on October 16, 2017 by JANA Partners LLC et al. File No. 001-03551

 Dear Mr. Panos:

On behalf of JANA Partners LLC et al. (“JANA” or the “Filing Persons”), we are responding to your letter dated October 19, 2017 (the “SEC Comment Letter”) in connection with the definitive additional soliciting materials on Schedule 14A filed on October 16, 2017 (the “Shareholder Letter”) in connection with the Company’s solicitation of proxies for the purposes of calling a special meeting of EQT shareholders (the “Special Meeting Solicitation”) to approve the issuance of shares of common stock of the Company in connection with the proposed merger between Eagle Merger Sub I, Inc., an indirect, wholly owned subsidiary of EQT, and Rice Energy Inc. (the merger party, “Rice,” the merger, the “Merger”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Nicholas P. Panos, Esq. October 24, 2017 Page 2

DFAN14A | Definitive Additional Soliciting Materials

1.	Refer to the following statement appearing with the above-captioned filing: “At the time EQT agreed to acquire Rice, EQT's management compensation policy was to pay management more for increasing drilling production growth, even if that growth came through overpriced acquisitions that destroyed stockholder value. Our analysis showed that under this compensation plan, the Rice acquisition would help top EQT management earn $50 million in total additional compensation, even if the Rice acquisition performs disastrously. After we criticized this compensation policy, EQT announced it would reverse it…”

Please provide us with the factual foundation for the presumption that EQT’s annual incentive plan does not exclude the impact of acquisitions and divestitures over $100 million from the applicable growth measurement. In addition, please provide us with the factual foundation upon which the participants relied to conclude that EQT “reversed” a prior entitlement to the additional compensation and the basis for the $50 million analysis. Alternatively, please publish corrective statements in the next communication disseminated to EQT shareholders.

In response to the Staff’s Comment, the Filing Persons respectfully note that its letter attached as Exhibit H to the Schedule 13D filed on August 14, 2017 details the issues relating to the compensation structure. Attached as Exhibit A hereto is a copy of the letter. The relevant sections have been reproduced below:

As detailed in EQT’s proxy and 10-K filings, management’s long-term incentive compensation (the largest component of total compensation) is significantly influenced by 3-year average production growth. This growth however can be achieved by any means and is not measured on a per share basis, meaning that even value dilutive acquisitions paid for with undervalued stock, like the Rice transaction, can drive up management compensation simply by the acquisition of production volume. While it is true that Total Shareholder Return (TSR) ranking is also a determinant of incentive compensation, production growth is the only variable that is entirely within management’s control, and in any event the TSR payout structure is largely insensitive to actual share price changes.1 EQT’s ranking among peers is further protected by including only a few companies with meaningful midstream exposure and by arbitrarily assigning a negative 100% TSR to peers that are acquired, thereby moving the acquired companies which were usually the best performers to the very bottom of the ranks. This practice conveniently pushed EQT’s TSR ranking upwards and boosted payout by 40% of targeted awards in each of the two most recently completed 3-year performance periods (for the 3 years ending December 31, 2015 and December 31, 2016).

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1 There are eight payout levels based on EQT’s TSR ranking versus a peer group of 23-26 companies (including EQT). Each payout level corresponds to a shift in EQT’s ranking by three positions, which corresponds to a large difference in TSR (20% on average based on actual peer TSR range in the two most recently completed 3-year performance periods ending December 31, 2015 and December 31, 2016).

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This structure incentivizes management to acquire production to achieve its incentive targets, and this appears to be precisely what EQT management has done. As set forth in EQT’s latest proxy, in order for management to receive the maximum annual payout for production growth for the next 3 years, production would need to grow at a CAGR of 25% for the 2015-2018 and 2016-2019 periods. Per management’s projections in the proxy, EQT’s production growth is currently significantly below this target, with an estimated CAGR of 16.6% and 14.7% for such periods, respectively (and will be even lower given the recent decision to curtail production in West Virginia). A Rice acquisition would immediately make up for this shortfall, boosting production growth for these periods to approximately 37% and 36% merely by combining the two companies, and without achieving any of management’s claimed synergies. This maneuvering boosts EQT management’s incentive compensation, which at the current TSR ranking would be worth approximately $50 million, with the bulk of this compensation going to CEO Steven Schlotterbeck and Executive Chairman David L. Porges. This payout boost also helps make sense of EQT’s decision to walk away from a more attractively priced deal to acquire Rice last summer when the Company’s shares were at $76, but to restart discussions in 2017 when it was increasingly clear that EQT would not hit its incentive plan production growth targets, even though EQT’s stock price had by that point fallen to approximately $58 per share, substantially increasing the dilution to shareholders from issuing new shares.

In response to the Staff’s Comment regarding the Company’s modification of its compensation policy, the Filing Persons note the following was released by the Company nearly three months after the announcement of the Merger, and approximately one month after JANA drew attention to the compensation issue in the August 14 letter attached as Exhibit A:2

Separately, the Company also announced that the Compensation Committee of the Board has confirmed its previous intent to exclude acquired production volume from long-term compensation calculations as related to producing Rice wells as of the transaction closing date.

“Our objective with executive compensation has always been to align interests of management with those of shareholders,” said Lee T. Todd, Ph.D., Chair of the Management Development and Compensation Committee. “In that regard, the current plan had always provided for flexibility to adjust compensation calculations with downward discretion only. The Committee did not intend to include volume from material acquisitions, such as that of the Rice transaction.”

Furthermore, production volume will no longer be a performance metric for EQT’s long-term compensation programs and will be replaced by efficiency metrics. The performance goals for the 2018 compensation program will be based on operating and development cost improvement, relative total shareholder return, and return on capital employed.

JANA had repeatedly drawn attention to this cash windfall exactly one-month before this announcement. It was only after JANA drew attention to this that the Company released the preceding statement announcing an intention to make downward deductions from its stated compensation policy. As noted, such change will only take place “as of the transaction closing date.”

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2 News Release filed on September 14, 2017 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Nicholas P. Panos, Esq. October 24, 2017 Page 4
2.	The DFAN14A includes a bullet stating “EQT Has Released Blatantly Deceptive Information to Sell the Overpriced and Value-Destroying Acquisition of Rice to EQT Stockholders” (underline in original). To the extent the participants wish to criticize the proposed transaction by characterizing EQT’s conduct or the merits of the contemplated Rice acquisition, please express such views as an opinion or belief as distinguished from proven fact. In addition, please provide us with the factual foundation for the following terms appearing within several of the bullet points: “Blatantly Deceptive”; “Value-Destroying”; “Massively Dilute”; and “Massive Waste”. Use of these terms impugns the character, integrity and personal reputation of EQT’s board and management, and/or make charges concerning improper or illegal or conduct, and incorrectly states that “[o]nly you – the Owners of EQT” – in a reference to shareholders other than the participants, are positioned to “stop” the prospective business combination. JANA, however, is not precluded from pursuing other legal remedies, if any, to challenge the proposed business combination, and notably has not lodged a breach of fiduciary duty claim for the alleged impending “Massive Waste” of shareholder money. To the extent a factual foundation does not exist for the cited inflammatory terms, please publish corrective statements in the next communication disseminated to EQT shareholders.

In response to the Staff’s Comment that the Filing Persons should express its views as an opinion or belief, the Filing Persons respectfully note that the lead-in to the bullet points states “In our view, as more fully described below:” (underline added). Nonetheless, the Filing Persons understand the concern raised by the Commission and will make sure to clarify in future filings that certain criticism of the Merger represents the opinion of the Filing Persons.

In response to the Staff’s Comment regarding the language used to describe the Merger, the Filing Persons respectfully note that it has a reasonable factual foundation for making such statements to the EQT shareholders. As reproduced in the Shareholder Letter and further explained in JANA’s soliciting material under §240.14a-12 on Schedule 14A filed on October 2, 2017, the Filing Persons’ maps, when compared side-by-side to the map provided by the Company, show blatant deception with regard to the contiguous acreage that the Company has touted to its shareholders. In EQT’s most recent response to JANA’s map comparison, the Company stated “JANA has suggested that EQT’s presentation of the combined Rice-EQT acreage map is misleading, and that the existence of non-contiguous acreage contained within the pro-forma footprint of the combined Company implies that stated operational synergies from the transaction are not achievable. This is emphatically not the case.” This answer does not address the Company’s originally produced map. Rather, the Company simply maintained that it can still achieve its synergies. The Filing Persons disagree. When the Company initially announced the Merger, the claimed synergies primarily focused on the “acreage footprint that is largely contiguous to [EQT’s] existing

Nicholas P. Panos, Esq. October 24, 2017 Page 5

acreage, which will provide substantial synergies and make this transaction significantly accretive in the first year”.3 In fact, JANA has yet to receive a response that explains why the Company decided to publish a map that did not disclose the actual contiguous areas, rather than its map, which blurs the territories owned by the Company and Rice into contiguous acreage.

Further, both EQT and Rice have already drilled significant acreage along their borders, limiting potential areas for longer laterals. Combine this factor with the fact that third party operators have already drilled over 300 wells in the areas around EQT and Rice makes, in our view, the Company’s claims to be blatantly deceptive. Because the claimed synergies from the purported contiguous acreage have been significantly overstated, in our view, this Merger is “Value-Destroying” and a “Massive Waste” of the shareholder’s money. In addition, the proposed Rice transaction will massively dilute the stock owned by current EQT shareholders. As stated in EQT’s definitive proxy statement, Rice stockholders will hold approximately 35% of the outstanding common stock of EQT. The combination of the already discounted value of the EQT stock, which has been acknowledged by EQT management, with the significant amount of stock being given to the Rice stockholders, significantly dilutes the stock currently held by EQT shareholders. Therefore, the Filing Persons respectfully believe that they have a reasonable factual foundation for its description of the Merger.

In response to the Staff’s Comment regarding stopping the Merger and the “Massive Waste” description, the Filing Persons respectfully note that the term “Massive Waste” was used colloquially for EQT shareholders, rather than as a legal term of art. In response to the Staff’s Comment regarding the statement that “[o]nly you – the Owners of EQT” – in a reference to shareholders other than the participants, are positioned to “stop” the prospective business combination,” the Filing Persons note that should they repeat such statement or a similar statement in future filings, the Filing Persons will clarify that the stockholder vote is the most practical and certain to way to stop the prospective business combination rather than representing the only way.

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3 Exhibit 99.1 filed as an attachment to Form 8-K, filed on June 19, 2017.

Nicholas P. Panos, Esq. October 24, 2017 Page 6

* * *

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

Nicholas P. Panos, Esq. October 24, 2017 Page 7

EXHIBIT A

August 14, 2017

Board of Directors (the “Board”)
EQT Corporation
625 Liberty Avenue, Suite 1700
Pittsburgh, Pennsylvania 15222

Ladies & Gentlemen,

JANA Partners LLC (“we” or “us”) and our industry partners together own almost 6% of the outstanding shares of EQT Corporation (“EQT” or the “Company”).  As you know, we believe that EQT’s proposed acquisition of Rice Energy (“Rice”) would result in the Company paying more than the actual value of the originally-claimed transaction synergies to Rice shareholders and substantially diluting the value of an eventual separation to current EQT shareholders by issuing significantly undervalued shares to pay for this acquisition. As we have also made clear, we believe the “new” synergies EQT management claimed to have discovered recently after we announced our opposition to this acquisition are specious at best, as evidenced by management’s unwillingness to commit to these $7.5 billion in supposed new synergies in fact being worth anything at all. The question of course remains why EQT has gone to such great lengths to sell this value-destructive acquisition to shareholders, versus pursuing an immediate value-maximizing separation, particularly given the standard presumption that the interests of company management are at least generally aligned with shareholders. A review of EQT’s compensation policy provides at least one answer: EQT’s perverse compensation structure in fact incentivizes management to pursue this suboptimal, dilutive acquisition, no matter the cost to EQT shareholders.

As detailed in EQT’s proxy and 10-K filings, management’s long-term incentive compensation (the largest component of total compensation) is significantly influenced by 3-year average production growth. This growth however can be achieved by any means and is not measured on a per share basis, meaning that even value dilutive acquisitions paid for with undervalued stock, like the Rice transaction, can drive up management compensation simply by the acquisition of production volume. While it is true that Total Shareholder Return (TSR) ranking is also a determinant of incentive compensation, production growth is the only variable that is entirely within management’s control, and in any event the TSR payout structure is largely insensitive to

Nicholas P. Panos, Esq. October 24, 2017 Page 8

actual share price changes.1 EQT’s ranking among peers is further protected by including only a few companies with meaningful midstream exposure and by arbitrarily assigning a negative 100% TSR to peers that are acquired, thereby moving the acquired companies which were usually the best performers to the very bottom of the ranks. This practice conveniently pushed EQT’s TSR ranking upwards and boosted payout by 40% of targeted awards in each of the two most recently completed 3-year performance periods (for the 3 years ending December 31, 2015 and December 31, 2016).

This structure incentivizes management to acquire production to achieve its incentive targets, and this appears to be precisely what EQT management has done. As set forth in EQT’s latest proxy, in order for management to receive the maximum annual payout for production growth for the next 3 years, production would need to grow at a CAGR of 25% for the 2015-2018 and 2016-2019 periods. Per management’s projections in the proxy, EQT’s production growth is currently significantly below this target, with an estimated CAGR of 16.6% and 14.7% for such periods, respectively (and will be even lower given the recent decision to curtail production in West Virginia). A Rice acquisition would immediately make up for this shortfall, boosting production growth for these periods to approximately 37% and 36% merely by combining the two companies, and without achieving any of management’s claimed synergies. This maneuvering boosts EQT management’s incentive compensation, which at the current TSR ranking would be worth approximately $50 million, with the bulk of this compensation going to CEO Steven Schlotterbeck and Executive Chairman David L. Porges. This payout boost also helps make sense of EQT’s decision to walk away from a more attractively priced deal to acquire Rice last summer when the Company’s shares were at $76, but to restart discussions in 2017 when it was increasingly clear that EQT would not hit its incentive plan production growth targets, even though EQT’s stock price had by that point fallen to approximately $58 per share, substantially increasing the dilution to shareholders from issuing new shares.

The proposed Rice acquisition also does not appear to be the first instance where EQT management has used wasteful acquisitions or dilutive share issuances to help achieve production growth. For example, despite acknowledging on July 23, 2015 that at $76 its shares were trading at a significant discount, particularly given that its E&P business was being valued by the market at “less than half the multiple of our Marcellus peers,”2 and despite acknowledging on more than one occasion that the Company did not need to raise external funding, in February 2016 EQT issued almost $500 million in new equity and in May 2016 issued another $800 million, in each case at prices well below $76, to fund asset acquisitions in West Virginia. In fact, since May 2016 the Company has spent approximately $1.6 billion of shareholder capital on acquisitions, 90% of which have been in West Virginia, a state in which the Company recently announced it would curtail drilling just one year after acquiring the acreage due to permitting challenges (which with any diligence would have been readily apparent at the time of the acquisition and serves to highlight the risks of even small scale M&A).

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1 There are eight payout levels based on EQT’s TSR ranking versus a peer group of 23-26 companies (including EQT). Each payout level corresponds to a shift in EQT’s ranking by three positions, which corresponds to a large difference in TSR (20% on average based on actual peer TSR range in the two most recently completed 3-year performance periods ending December 31, 2015 and December 31, 2016).

2 Management commentary; second quarter 2015 earnings call; July 23, 2015.

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The annual cash incentive component of EQT’s management compensation plan may provide further explanation for management’s desire to bulk up instead of pursuing a path to unlock value through a separation of the midstream business. This is because management’s annual cash bonus is based on achieving an annual EBITDA target and separating midstream would remove a large, stable, and growing driver of these annual cash bonuses. Moreover, should EQT continue its prior practice of calculating the maximum bonus pool at 2% of EBITDA (regardless of whether growth from the prior year is the result of M&A), the Rice transaction would create a windfall by increasing the senior management cash bonus pool by approximately $130 million for the 2018 to 2021 period.

In short, as Reuters Breakingviews recently noted, these warped management incentives “may help explain why [CEO] Schlotterbeck has been squandering cash to accumulate assets,” and “[b]uying Rice could well deliver more of the same.”3 EQT’s suboptimal compensation policy also brings into sharper focus the larger governance issues on the Board, including a lead director with a 20 year tenure (raising serious doubts about his independence) who also sits on the compensation committee, which is chaired by another director who has sat on the Board for more than 10 years. We also note that the Company has an executive committee with the power to take action on behalf of the full Board when it is not in session, on which the CEO, the lead director, and the executive chairman (who is the former CEO) all sit, thus potentially magnifying the power of management in making decisions.

For these reasons, we believe it is clearer than ever that EQT shareholders should reject the proposed Rice acquisition, unless of course EQT management is willing to forsake the millions in additional compensation they would receive for this value-destroying transaction and accept a substitute incentive plan based on the percentage of the far-fetched synergies they have promised that they actually deliver. It is also clearer than ever that EQT has no justification for putting off announcing its plan to address the Company’s substantial sum of the parts discount until the end of 2018, particularly given the risk that the Company pursues a path that would enrich management, such as selling the midstream business in a taxable transaction and using the proceeds to make acquisitions to meet future production targets, rather than maximize shareholder value by spinning off the midstream business. Lastly, we continue to believe that it may be necessary to add new Board members and we are prepared if necessary to nominate highly-qualified and independent nominees.  Should you wish to discuss this matter further, we can be reached at (212) 455-0900.

Sincerely,

/s/ Barry Rosenstein

Barry Rosenstein
Managing Partner
JANA Partners LLC

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3 “Burnt Rice”; Lauren Silva Laughlin; Reuters BreakingViews; August 4, 2017.